Exhibit 99.1

Suite 4, 20 Clifford Street Mosman NSW 2088 Australia GPO Box 4155 Sydney NSW 2001	Telephone 612 9956 9181 Facsimile: 612 9960 1195 info@simsmm.com www.simsmm.com
20 October 2008
Company Announcements Office
Australian Stock Exchange Ltd
Level 6
20 Bridge Street
Sydney NSW 2000
Dear Sirs,
Sims Group Limited – Dividend Reinvestment Plan (“DRP”)
Sims Group advises that the Allocation Price to apply to the DRP for the 2008 final dividend payable on 27 October 2008 is $19.56.
Yours faithfully,
Sims Group Limited
Frank Moratti
Company Secretary
Sims Group Limited
ABN 69 114 838 630